Fox Rothschild LLP
P.O. Box 5231
Princeton, New Jersey  08648-2311
Tel:  609-896-3600   Fax:  609-896-1469

August 6, 2009

VIA EDGAR & FEDEX DELIVERY

Linda Cvrkel, Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Radiant Logistics, Inc.
Form 10-K for fiscal year ended June 30, 2008
Filed September 29, 2008
Form 10-Q for fiscal quarter ended December 31, 2008
Filed February 13, 2009
Form 10-Q for fiscal quarter ended March 31, 2009
Filed May 15, 2009
File No. 000-50283

Dear Ms. Cvrkel:

We thank you for your comment letter dated July 16, 2009 (the “Comment Letter”) addressed to Radiant Logistics, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.

Annual Report on Form 10-K for the fiscal year ended June 30, 2008

Financial Statements, page F-1
Notes to the Consolidated Statements of Cash Flows, page F-8
Note 2 – Summary of Significant Accounting Policies, page F-9
j) Revenue Recognition and Purchased Transportation Costs, page F-11

1.
We note your response to our prior comment number five.  Please note that method 2 of EITF 91-9 is not considered an acceptable method of revenue recognition as revenue is recognized in advance of performance and liabilities are recognized before they are incurred.  Further, we do not agree that the company has substantially completed all work that is required in connection with the recognition of revenue at the time it tenders the freight to the underlying asset-based carrier given the fact that it is the primary obligor responsible for providing the service desired by the customer and are responsible for fulfillment, including the acceptability of the service(s) ordered or purchased by the customer and assumes credit risk in which case in the event of non-fulfillment of the transportation services, you would bear the risk of loss.  In this regard, it does not appear your revenue and expense recognition methods are in accordance with GAAP.  Please revise your revenue recognition footnote in future fillings to specifically state that its current methodology is not in accordance with GAAP; however, if one of the acceptable methods under EITF 91-9 had been applied that the differences would not be material.  Tell us which acceptable method you considered in your determination that the recognition of revenue and costs incurred would not be material in the future you will be required revise your methodology accordingly.

The Company believes its use of method 2 of EITF 91-9, while not considered an acceptable method of revenue recognition by the SEC Observer, does not result in a material difference from amounts which would be reported under a more preferred method such as Method 3 as similarly concluded by the AcSEC Observer in 1980.  The Company understands to the extent the differences become material it will need to revise its methodology as required.

The Company proposes to use the following footnote to clarify its revenue recognition policy:

Based upon the terms in the contract of carriage, revenues related to shipments where the Company issues a House Airway Bill ("HAWB") or a House Ocean Bill of Lading ("HOBL") are recognized at the time the freight is tendered to the direct carrier at origin. Costs related to the shipments are also recognized at this same time based upon anticipated margins, contractual arrangements with direct carriers, and other known factors. The estimates are routinely monitored and compared to actual invoiced costs. The estimates are adjusted as deemed necessary by the Company to reflect differences between the original accruals and actual costs of purchased transportation.

This method generally results in recognition of revenues and purchased transportation costs earlier than methods which do not recognize revenues until a proof of delivery is received or which recognize revenues as progress on the transit is made. The Company’s method of revenue and cost recognition does not result in a material difference from amounts that would be reported under such other methods.

2.
In a related matter, it appears as though you are estimating costs and using the “accrue in advance” methodology for purchased transportation capacity costs.  Please note that costs accrued prior to when they are incurred is not in accordance with GAAP.  Please explain to us in greater your revenue generation process and the timing of when revenue, estimated transportation cost, costs of sales, purchased transportation costs and other related costs are recognized within you financial statements.  We may have further comment upon your receipt of your response.

Described below is the Company’s revenue generation process which details the timing of when revenue, estimated transportation cost, cost of sales, purchased transportation costs and other related costs are recognized in the Company’s financial statements:

Airfreight services revenues include the charges to the Company for carrying the shipments when the Company acts as a freight consolidator. Ocean freight revenues include the charges to the Company for carrying the shipments when the Company acts as a Non-Vessel Operating Common Carrier (NVOCC). In each case the Company is acting as an indirect carrier. When acting as an indirect carrier, the Company will issue a HAWB or a HOBL to customers as the contract of carriage. In turn, when the freight is physically tendered to a direct carrier, the Company receives a contract of carriage known as a Master Airway Bill for airfreight shipments and a Master Ocean Bill of Lading for ocean shipments. At this point, the risk of loss passes to the carrier, however, in order to claim for any such loss, the customer is first obligated to pay the freight charges.

Based upon the terms in the contract of carriage, revenues related to shipments where the Company issues an HAWB or an HOBL are recognized at the time the freight is tendered to the direct carrier at origin. Costs related to the shipments are also recognized at this same time.

Condensed Consolidated Balance Sheets, page 3

3.
We note from your response to prior comment 13 that to the extent amounts under the dispute with Mr. Friedman are resolved favorably to the company, the liabilities will be reduced with a corresponding reduction in goodwill.  It is unclear how exactly such a reduction in goodwill will be recorded given that in your December 31, 2008 10-Q, an impairment charge was taken, reducing the amount of goodwill to zero.  Please tell us how you plan to account for the reduction in liabilities, if any, resulting from a favorable outcome of the dispute and the accounting literature which supports your accounting treatment.  Further, as previously requested, revise your disclosure in future filings to disclose the nature of the accrual amount.  Your revised disclosure should be similar detail as provided in your response to us.

Given the previous reduction in goodwill, the Company anticipates any favorable outcome in the Friedman arbitration would result in a change in the recognized amount of the liability which would be reported as a component of operating income.  As requested, the Company will revise its disclosure in future filings for any changes in recognized amounts (including the reasons for those changes).

Forms 10-Q for the quarterly periods ended December 31, 2008 and March 31, 2009

Condensed Consolidated Statements of Operations, page 4

4.
Reference is made to line item “Goodwill impairment” of $11.4 million presented on the face of your statements of operation during the quarter ended December 31, 2008.  Please note that goodwill impairment losses shall be presented as a separate line item in the income statement before the subtotal income from continuing operations.  In this regard, please revise your filing to include such losses as part of operating expenses rather than other income (expense).  Further, in light of the significance of the goodwill impairment charge, we believe you should amend your filings.  Refer to the guidance in paragraph 43 of SFAS No. 142.

The Company will amend its filings to present its goodwill impairment losses as a separate line item in the income statement before the subtotal income from continuing operations rather than other income (expense).

Condensed Consolidated Statements of Cash Flows, page 6
Supplemental disclosure of non-cash investing and financing activities, page 7

5.
We note the recognition of a goodwill impairment recovery of $190,000 during the three months ended March 31, 2009.  Please note that paragraph 20 of SFAS No. 141 states that “After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis.  Subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is completed.”  In this regard, we believe your treatment does not comply with the guidance prescribed above.  Please advise or alternatively, you may revise your financial statements accordingly.

In March 2009, Airgroup shareholders agreed to receive $443,333 in cash on an accelerated basis rather than the $633,333 in Company shares due in October 2009. In the Company’s amended and future filings, the $190,000 will be reported as a component of other income (i.e. not part of income from continuing operations) and characterized as a gain on early extinguishment of debt as this amount reflects a negotiated discount on previously recorded liabilities in connection with the acquisition of Airgroup.

Thank you again for your courtesy and attention to this matter.  We are available to discuss any of the issues raised herein at any time.  Please do not hesitate to contact me directly at 609-896-4571.

Respectfully Submitted,

FOX ROTHSCHILD LLP

By: /s/ Vincent A. Vietti
       Vincent A. Vietti

cc:  Bohn H. Crain, Chief Executive Officer
       Radiant Logistics, Inc.